FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b)

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             of Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------ -----------------------------------------------------------------
Name and Address of Reporting Person                               2.   Issuer Name and Ticker or Trading Symbol
                                                                   LifePoint, Inc. - LFP
    General Conference Corporation of Seventh-day Adventists

(Last)                     (First)                   (Middle)      -----------------------------------------------------------------
                                                                   ------------------------- ---------------------------------------
                                                                   3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of
                     12501 Old Columbia Pike                       Reporting Person                            2/00
                                                                   (Voluntary)
                           (Street)
                                                                          52-6037545
                                                                   -----------------------------------------------------------------
Silver Spring              MD                        20904         ------------------------- ---------------------------------------
                                                                   5. If Amendment, Date of
City                       (State)                   (Zip)         Original (Month/Year)

                                                                                     2/00
------------------------------------------------------------------ -----------------------------------------------------------------
------------------------------------------------------------------ -----------------------------------------------------------------
6.  Relationship of Reporting Person to
 Issuer
          (Check if Applicable)

 __ Director             _x_ 10% Owner
 __ Officer (give        ___ Other (specify
             title                  below
             below)


          ____________________


 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------
------------------------------ ----------------- ------------------ --------------------------------
1.  Title of Security          2. Transaction    3. Transaction     4. Securities Acquired (A) or
   (Instr. 3)                         Date            Code          Disposed of (D) (Instr. 3, 4,
                               (Month/Day/Year)      (Instr. 8)     and 5)





------------------------------ ----------------- ------------------ --------------------------------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
                                                   Code       V     Amount      (A) or    Price
                                                                                (D)
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value  2/29/00           P                  190,000     A         (1)

------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value  2/29/00           P                  50,000      A         (2)

------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------

--------------- ----------- ---------------
5. Amount of    6.          7. Nature of
Securities      Owner-ship  Indirect
Beneficially    Form:       Beneficially
Owned at End    Direct      Ownership
of Month        (D) or      (Instr. 4)
(Instr. 3 and   Indirect
4)              (I)
                (Instr. 4)
--------------- ----------- ---------------
--------------- ----------- ---------------


--------------- ----------- ---------------
--------------- ----------- ---------------
1,425,000       D           N/A

--------------- ----------- ---------------
--------------- ----------- ---------------
1,475,000       I           (3)

--------------- ----------- ---------------
--------------- ----------- ---------------


-----------------------------------------------------------------------------------------------------------------------------------

  (1) The Reporting Person purchased 76 Units of Securities from the Issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price for each Unit was $5,000.

  (2) A wholly owned subsidiary of the Reporting Person purchased 20 Units of Securities from the Issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price for each Unit was $5,000.

  (3) The referenced securities are owned by Gencon Insurance Company of Vermont, a wholly-owned subsidiary of the Reporting Person.


  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
1. Title of Derivative       2.            3.            4.              5. Number of    6. Date          7. Title and Amount of
Security (Instr. 3)            Conver-     Transaction   Transaction     Derivation      Exercisable      Underlying Securities
                               sion        Date          Code (Instr.    Securities      and Expiration   (Instr. 3 and 4)
                               or          (Month/Day/                   Acquired (A)    Date
                               Exercisable  Year)                        or Disposed     (Month/Date/Year)
                               Price                                     of (D)
                               of                                        (Instr. 3,4,
                               Derivative                                and 5)
                               Security


---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
                                                         Code      V     (A)      (D)    Date     Expira-    Title     Amount or
                                                                                         Exerci-  tion                 Number of
                                                                                         sable    Date                 Shares
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
Series A  10% Cumulative     Any time      N/A           N/A             N/A             Any time   N/A   Common       4,500,000
Convertible Preferred Stock                                                                               Stock
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
Common Stock purchase        $3.00         2/29/00       A               76              9/14/00  3/13/05 Common Stock 190,000
warrant
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
Common Stock purchase        $3.00         2/29/00       A               20              9/14/00  3/13/05 Common Stock 50,000
warrant
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------


---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------

------------- ------------- ----------- -----------
8. Price of   9. Number     10.         11.
Derivative    of            Ownership   Nature of
Security      Derivative    Form of     Indirect
(Instr. 5)    Securities    Derivative  Beneficial
              Beneficially  Security:   Ownership
              Owned at      Direct      (Instr. 4)
              end of        (D) or
              month         Indirect
              (Instr. 4)    (I)
                            (Instr. 4)

------------- ------------- ----------- -----------
------------- ------------- ----------- -----------



------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
$10.00        225,000       D           N/A


------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
(1)           415,000       D           N/A

------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
(2)           465,000       I           (3)

------------- ------------- ----------- -----------
------------- ------------- ----------- -----------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

  (1) The Reporting Person purchased 76 Units of Securities from the Issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price for each Unit was $5,000.

  (2) A wholly owned subsidiary of the Reporting Person purchased 20 Units of Securities from the Issuer. Each unit consists of 2,500 shares of the Common Stock and a warrant to purchase 2,500 shares of the Common Stock. The purchase price for each Unit was $5,000.

  (3) The referenced securities are owned by Gencon Insurance Company of Vermont, a wholly-owned subsidiary of the Reporting Person.


                       General Conference Corporation of Seventh Day Adventists


                                             By:     /s/  Gary B. DeBoer
                                                     --------------------
                                             Title:     Associate Treasurer
                                             Date:      August 22, 2000





**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.


See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.